PB 3/11/15

15046559

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nate Jencks (703) 227-0546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2010 Corporate Ridge, Suite 400	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, T. Nathan Jencks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L.L.C., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LIZABETH LAFLAMME
NOTARY PUBLIC
REGISTRATION # 7111137
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
JUNE 30, 2015

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

Global Financial Services, L.L.C.

December 31, 2014

GLOBAL FINANCIAL SERVICES, L.L.C.

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

The Board of Managers
Global Financial Services, L.L.C.

We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. (a Texas limited liability company and a majority owned subsidiary of Pinnacle Summer Investments, Inc.) (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Financial Services, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

McLean, Virginia
February 27, 2015

GLOBAL FINANCIAL SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
(in thousands)

Assets

Cash and cash equivalents	$	1,293
Receivable from clearing organization		402
Receivable from affiliates		68
Deposit with clearing organization		1,002
Other assets and prepaid expenses		220
Furniture, equipment, and leasehold improvements, net		74
Total assets	$	3,059

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	216
Payable to parent and affiliates		638
Accrued compensation		649
Total liabilities		1,503
Commitments and contingencies (Note 6)		
Members' equity		1,556
Total liabilities and members' equity	$	3,059

The accompanying notes are an integral part of this financial statement.

GLOBAL FINANCIAL SERVICES, L.L.C.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014
(in thousands)

Revenue		
Principal transactions, net	$	9,067
Commissions on brokerage activities and other products		5,910
Interest		706
Other income		481
		16,164
Expenses		
Employee compensation and benefits		9,555
Communications and data processing		517
Occupancy		518
Other		1,664
		12,254
Net income before income taxes		3,910
State income tax provision		14
Net income	$	3,896

The accompanying notes are an integral part of this financial statement.

GLOBAL FINANCIAL SERVICES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2014
(in thousands)

Balance, January 1, 2014	$	1,762
Net income		3,896
Distributions		(4,102)
Balance, December 31, 2014	$	1,556

The accompanying notes are an integral part of this financial statement.

GLOBAL FINANCIAL SERVICES, L.L.C.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014
(in thousands)

Cash flows from operating activities:		
Net income	$	3,896
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		28
Other, net		(5)
Net change in:		
Receivables		(15)
Payable to parent and affiliates, net		426
Other assets and prepaid expenses		111
Net cash provided by operating activities		4,441
Cash flows from investing activities:		
Capital expenditures		(19)
Net cash used in investing activities		(19)
Cash flows from financing activities:		
Distributions to equity members		(4,102)
Net cash used in financing activities		(4,102)
Net increase in cash and cash equivalents		320
Cash and cash equivalents at beginning of period		973
Cash and cash equivalents at end of period	$	1,293

SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$	31
Cash paid for interest	$	-

The accompanying notes are an integral part of this financial statement.

GLOBAL FINANCIAL SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Global Financial Services, L.L.C. ("the Company") is organized as a limited liability company. The duration of the Company is perpetual. Each member's liability is limited to their capital balance. The Company is an introducing broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a clearing broker-dealer, J.P. Morgan Clearing Corp., under fully disclosed clearing arrangements. The Company is also registered with the National Futures Association. The Company is a majority owned subsidiary of Pinnacle Summer Investments, Inc. ("PSII").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid debt instruments with original maturities of three months or less when purchased are considered to be cash equivalents. Demand balances with the Company's clearing broker-dealer have been classified as cash and cash equivalents in the Statement of Financial Condition.

Fair Value

The carrying values of cash and cash equivalents, deposits with clearing organizations, receivables, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to the short period of time to maturity.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded and carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over a three to seven year period. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the term of the lease or useful life. When assets are retired or otherwise disposed, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in net income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the members. The financial statements reflect a liability and benefit for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

The Company accrued interest related to unrecognized tax benefits and penalties in other general and administrative expense.

Revenue Recognition

Securities transactions and all related revenue and expenses are recorded on a trade date basis as securities transactions occur. Commissions are recorded on a trade date basis as securities transactions occur. The Company records a receivable due from its clearing broker-dealer for revenue earned since amounts are typically not collected until ten days after month-end.

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Interest income is primarily comprised of the portion of interest on customer accounts earned by its clearing broker-dealer and shared with the Company. Dividend income is recognized on the ex-dividend date for common equity securities and on an accrual basis for preferred equity securities to the extent that such amounts are expected to be collected or realized.

New Authoritative Accounting Guidance

In May 2014, the Financial Accounting Standards Board ("FASB") issued new authoritative literature, "Revenue from Contracts with Customers", which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. The new standard will supersede much of the existing authoritative literature for revenue recognition. The standard and related amendments will be effective for the Company in the first quarter of 2018 unless early application is elected no earlier than January 1, 2017. Entities are allowed to transition to the new standard by either retrospective application or recognition of the cumulative effect. The Company is currently evaluating the newly issued guidance, including which transition approach will be applied and the estimated impact it will have on the financial statements.

In August 2014, the FASB issued authoritative guidance regarding "Presentation of Financial Statements – Going Concern", which requires management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The updated guidance requires management to perform interim and annual assessments on whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related disclosures, if required. The standard will be effective for the Company in the first quarter of 2017, although early adoption is permitted. The Company does not expect the adoption of this guidance to have a material effect on the financial statements.

In January 2015, the FASB issued authoritative guidance on Extraordinary and Unusual Items presented on the Income Statement. The standard will be effective for the Company for their fiscal year beginning January 1, 2016, although early adoption is permitted. The Company does not expect the adoption of this guidance to have any effect on the financial statements.

2. DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing broker-dealer. As of December 31, 2014, the deposit was $1.0 million. The Company recorded a receivable due from its clearing broker-dealer for revenue earned during December 2014; the receivable from clearing organization was $402,000 as of December 31, 2014.

3. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements as of December 31, 2014 were as follows:

in thousands	Cost	Depreciable Lives
Furniture and fixtures	$ 121	7 years
Equipment and Software	224	3 - 5 years
Leasehold improvements	808	4 - 7 years
Accumulated depreciation and amortization	(1,079)	
Furniture, equipment, and leasehold improvements, net	$ 74	

Depreciation and amortization expense for 2014 was $28,000.

4. STATE INCOME TAXES

The components of the 2014 state income tax provision were as follows:

in thousands	
Current	$ 14
Deferred	-
Income tax provision	$ 14

State income tax liabilities consisted of the following as of December 31, 2014:

in thousands	
Current state income taxes	$ 40
Penalties and interest	-
Income tax payable	$ 40

Interest and penalties recorded in 2014 were a reversal of $7,000. The Company had no accruals for interest or penalties for uncertain tax positions as of December 31, 2014.

Texas state tax returns are generally subject to examination over the period governed by the statute of limitations, generally four years from the original due date.

5. MEMBERSHIP INTERESTS

The Company has 1,000 common units and 100 special units of membership interests authorized, issued and outstanding.

6. COMMITMENTS AND CONTINGENCIES

The Company's customer base consists of individuals and entities located mostly outside of the United States. Deposits with and receivables from the clearing organization are with the Company's clearing broker-dealer, which is located in New York, New York. The Company has an uncommitted financing arrangement with its clearing broker-dealer that finances its customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected in the Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify its clearing broker-dealer for losses it may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with its clearing broker-dealer. The deposit with clearing organization was $1.0 million as of December 31, 2014.

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, Contingencies ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

Total rental expense for the Company's operating lease was $0.2 million for 2014. The lease agreement contains provisions for renewal options, escalation clauses based on increases in certain costs incurred by the lessor, as well as free rent periods and tenant improvement allowances. The Company amortizes office lease incentives and rent escalations on a straight line basis over the life of the lease. The Company has an obligation under its operating lease that expires in 2018 with an initial non-cancellable term in excess of one year.

Future minimum commitments under this operating lease are as follows:

in thousands		
2015	$	301
2016		307
2017		313
2018		185
Total minimum rental payments		1,106
Minimum sublease rentals		(20)
Total minimum rental payments	$	1,086

7. CONCENTRATIONS OF RISK

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security differs from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker-dealer, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker-dealer involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

Cash and cash equivalents include demand deposits with the Company's clearing broker-dealer which are not insured.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

8. RELATED PARTY TRANSACTIONS

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate bears its direct costs; however, none of the Company's overhead expenses are charged to the affiliate. Amounts due of $68,000 from such affiliate are included in receivable from affiliates in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

The Company is also a member of a group of affiliated operating companies. These affiliates may make certain payments on the Company's behalf for general operating purposes. These amounts are reimbursed by the Company in cash on a periodic basis. In addition, employees of these affiliates may provide services to the Company, overhead charges from these affiliates have not been charged to the Company. Amounts owed to

these affiliates of $0.7 million are included in payable to parent and affiliates in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. A further requirement is that equity capital may not be withdrawn or cash distributions paid if this ratio would exceed 10 to 1 after such withdrawal or distribution. As of December 31, 2014, the Company had net capital, as defined, of $1.2 million, which was $1.1 million in excess of the required minimum net capital of $0.1 million. As of December 31, 2014, the Company had aggregate indebtedness of $1.5 million and its aggregate indebtedness to net capital ratio was 1.26 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

10. RESERVE REQUIREMENTS

As of December 31, 2014, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through J.P. Morgan Clearing Corporation on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued, and is not aware of any events which would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

GLOBAL FINANCIAL SERVICES, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014
($ in thousands)

Net capital:		
Total equity per the accompanying financial statements	$	1,556
Nonallowable assets		
Nonallowable receivables		68
Furniture, equipment, and leasehold improvements, net		74
Other nonallowable assets		220
Total nonallowable assets		362
Net capital before haircuts on securities positions		1,194
Haircuts on securities positions		-
Net capital	$	1,194
Aggregate indebtedness:		
Accrued compensation	$	649
Payable to parent and affiliates		638
Accounts payable and accrued liabilities		216
Total aggregate indebtedness	$	1,503
Computation of basis net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	100
Minimum dollar net capital requirement of reporting broker or dealer	$	100
Minimum net capital requirement (greater of two minimum requirement amounts)	$	100
Net capital in excess of minimum required	$	1,094
Excess net capital at 1000%	$	1,044
Ratio of aggregate indebtedness		1.26

See accompanying report of independent registered public accounting firm.

Reconciliation with the Company's computation:

There are no material differences between the above computation of net capital and the corresponding computation of net capital as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2014 filed on January 27, 2015.

Grant Thornton

Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers
Global Financial Services, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Global Financial Services, L.L.C. (a Texas limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

McLean, Virginia
February 27, 2015

GLOBAL FINANCIAL SERVICES, L.L.C.

THE EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Global Financial Services, L.L.C. (the "Company") is a registered broker-dealer subject to the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R Rule §240.15c3-3(k)(2)(ii) requiring all customer transactions to be cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) for the year ended December 31, 2014 without exception.

GLOBAL FINANCIAL SERVICES, L.L.C.

I, T. Nathan Jencks, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Chief Financial Officer

February 27, 2015

Grant Thornton

Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

The Board of Managers
Global Financial Services, L.L.C.

In planning and performing our audit of the financial statements of Global Financial Services, L.L.C. (the Company) as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not accept any money, securities, or property to margin, guarantee, or secure any trades or contracts that result from accepting orders for the purchase or sale of any commodity for future delivery on an exchange, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 3.07 of the CFTC.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to

achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2014, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

McLean, Virginia
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046866 FINRA DEC
GLOBAL FINANCIAL SERVICES LLC 17*17
1330 POST OAK BLVD STE 2100
HOUSTON TX 77056-3100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 36,557

B. Less payment made with SIPC-6 filed (**exclude interest**) (19,439)

7/30/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,118

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,118

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17,118

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Global Financial Services, L.L.C.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of February, 2015.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,162,953
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	959,135
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	298,856
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 282,345	
Enter the greater of line (i) or (ii)	282,345
Total deductions	1,540,336
2d. SIPC Net Operating Revenues	$ 14,622,617
2e. General Assessment @ .0025	$ 36,557

(to page 1, line 2.A.)

Grant Thornton